

August 24, 2009

Mr. Ian McBean
President
Auror Capital Corp.
2466 West 12th Avenue
Vancouver, British Columbia
Canada V6K 2P1

>   **Re: Auror Capital Corp.**
>   **Post-Effective Amendment No. 1 to Form SB-2 on Form S-1**
>   **Filed July 28, 2009**
>   **File No. 333-142895**

Dear Mr. McBean:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1

General

1.   In future filings, please ensure that you furnish a redline version marked against the last version of the document filed on EDGAR. In this regard, we note substantial changes to the "Our Business" section found on page 4 and in the "Risk Factors" section that were not marked as having been changed.

Prospectus Cover Page

2.   We note that you list 4,000 less shares than were listed in your original registration statement on Form SB-2, which we declared effective on May 30, 2007. In addition, we

note your disclosure that you issued 362,500 shares in private placement transactions on December 12, 2006 and February 7, 2007. In your SB-2, you state that 366,500 shares were issued in these transactions. Please clarify or revise. In addition, please file a legal opinion that opines on the shares being registered.

Description of Business, page 29

3.   You refer to the Mount Knowledge product as "patent-pending." However, Exhibit A to Exhibit 10.2 suggests that the product is patented, and on page 30 you state that you are substantially dependent on the ability of Mount Knowledge to maintain "copyright protection of the software products." Please clarify whether the Mount Knowledge products to which you have a license are protected by patents, have patents pending, or are merely subject to copyright protection. If the product is the subject of a patent, please state the importance of the patent to your business, as well as the patent's duration and effect. See Item 101(c)(iv) of Regulation S-K.

4.   Please provide objective support for the following claims:

- The RTSL program turns "information into knowledge at up to 300% faster than traditional methods"; and

- "All the learning software on the market today offer less than 40% of what Mount Knowledge can offer . . . in terms of features and functionality."

5.   Provide a basis for your statement that Mount Knowledge's "learning engine solution is being used by students from elementary, high school to colleges and MBA courses."

Competition, page 29

6.   Please revise your prospectus to remove references to natural resources exploration. In this regard, we note your statement in this section that your competitors may have "resource properties of greater quality and [attract] prospective investors to finance the development of such properties on more favorable terms." In addition, we note your disclosure on page 33 that you do not anticipate earning revenues until you are able to acquire an interest in a mineral or oil and gas property.

Management's Discussion and Analysis, page 30
Plan of Operations, page 30

7.   Please revise your disclosure to provide a specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone, and the expected sources of such funding. Please refer to Item 101(a)(2) of Regulation S-K.

8.   Please provide a more detailed description of how the RTSL program functions and why
      you believe that the lessons it creates surpass established, competitive learning products
      such as Rosetta Stone, Kaplan, etc. . . . Further, describe the similarities and differences
      between your product and your competitors'. To the extent you can, refer to independently
      verifiable information.

9.   Provide the basis of your statement that "Based upon the overall size of the market and
      predictions from initial sales and marketing efforts, the market share available to us and our
      products may potentially reach 300 million users, including individuals, students, and
      employees of international companies over the next 5-10 years." Discuss the specific initial
      sales and marketing efforts that have been undertaken to arrive at the 300 million users
      prediction. Similarly, provide a basis for your estimate that your "addressable market is
      ESL/TOEFL and Self Improvement learners or approximately 500 million users for up to
      30 minutes of usage per day."

Enterprise Customers, page 32

10.   Disclose your basis for stating that you have received "significant interest from major
      corporations, public schools, government agencies and professional organizations
      worldwide" regarding your specific product.

11.   Provide a basis for your statement that you "will be the ONLY Company that offers a patent
      pending technology that provides a completely integrated Real Time Self Learning (RTSL)
      Intelligent multimodal educational and training system that saves 630 Million English
      language learners at least $500US by NOT having to buy extra books or tutoring services."

Partnerships and Distribution Alliances, page 32

12.   Please provide more information regarding the "exclusive partnership" you have established
      in China, including any material terms, commitments, or agreements. File any agreements
      that you have.

Technology Partners, page 32

13.   Explain why you believe you will be able to partner with these large, established
      companies. Unless you have some agreement, preliminary or otherwise, remove reference
      to these industry-leading companies, as this could lead investors to believe that you have
      relationships with these companies when you do not.

Results of Operations, page 33

14.   Given that you have not generated revenues to date, provide the basis for your statements
      that "The Company generates revenue through direct sales and annual license fees from end
      users. This direct sale fee supports software licenses, hosting and ongoing support and

maintenance. The Company's consumer consists of Individuals, Schools and/or other Business Enterprise purchasers."

15.   We note your disclosure that "The Licensor recently released its commercial 'Complete English Real Time Self Learning Intelligent System™'. Since its release, the product line has seen significant demand from various schools, business and potential sales partners throughout Canada and China." Given your disclosure that you were granted exclusive world-wide license to all intellectual property owned by Mount Knowledge, please explain how Mount Knowledge is able to release its own product line using its Real Time Self Learning technology. Discuss the relationship between the "Complete English Real Time Self Learning Intelligent System™" and the products you intend to market in connection with the exclusive license. Discuss whether the "first annual license agreement with the Toronto District School Board" currently is in effect, and whether you have been assigned the rights to this agreement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Karen A. Batcher, Esq., (619) 512.5184